SUN-JIN MOON
                                                      Vice President and Counsel
                                                                  (212) 314-2120
                                                            Fax:  (212) 314-3953

                                                               February 26, 2010

VIA EDGAR
---------
Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

                  RE:   AXA Equitable Life Insurance Company:
                        Market Stabilizer Option
                        Initial Registration Statement filed on Form S-3 File No. 333-161963
                        ------------------------------------------------

Dear Mr. Oh:

     On behalf of AXA Equitable Life Insurance Company, we respond below to the comments of the SEC staff on the above-referenced registration statement that were set forth in your letter to me dated February 23, 2010. We set forth each specific staff comment (numbered as in your February 23 letter) and then provide our response. We have attached a revised draft prospectus reflecting our responses and other minor changes, clarifications and corrections. The page reference numbers in the staff comments remain as set forth in your February 23 letter and refer to an earlier version of the prospectus. The page reference numbers in the responses refer to the attachment to this letter.

1.   GENERAL

     Please ensure that all defined terms are used consistently throughout the prospectus. Please note the following as only some examples of inconsistent use of defined terms.

     - Reference to "Guaranteed Interest Option ('GIO')" under "Initial Segment Account" on page 4 rather than "Unloaned GIO."

     - The second column of second row of table under "Index-Linked Return" on page 9 should be "equal to Index Performance Rate."

     - Reference to "GIO" in third to last paragraph preceding "Change in Index" on page 10 rather than "Unloaned GIO."

RESPONSE 1.

     We have made the requested revisions at appropriate places throughout the the prospectus.

2.   FRONT COVER PAGE

     To better convey the risks associated with the security, the staff requests that the registrant make the following changes to the cover page:

     a. Please provide disclosure in the first sentence of the second bullet point that the Index-Linked Return will be applied only with respect to amounts held to maturity.

     b. Please note in the third bullet point that there is potential for a significant loss of principal.

     c. Please note in the fourth bullet point that the Early Distribution Adjustment ("EDA") presents the potential for a significant loss of principal.

     d. Please refer to the Charge Reserve Amount simply as a reserve (which then can be defined) the first time it is used.

     e. Please provide disclosure in plain English at the end of the carryover paragraph in the second column (before the cross reference to examples), to the effect that the investor bears the entire risk of loss of principal to the extent declines in the S&P 500 Index exceed 25%.

RESPONSE 2.a.-e.

     We have made the requested changes on the prospectus cover page.

     f. Please add to the bold disclosure in the second column that the investor will almost always lose some principal with respect to the amounts referred to, even where the S&P 500 Index is higher at the time of withdrawal than at the time of investment.

RESPONSE 2.f.

     We have added the requested language to the bold-face disclosure on the cover page, except that we have not stated that the investor will "almost always" lose some principal upon an early distribution. That is because, when the Index investment performance has been positive, the EDA will be positive a significant amount of the time. When Index performance has been positive, the adjustment based on the Put Option Factor will be small and in many cases will be exceeded by the pro-rata refund of the Variable Index Benefit Charge (which is also provided for by the EDA), which will result in a positive EDA. Therefore, here and wherever else in the prospectus we refer to the frequency of a negative EDA, we use the term "usually."

     g. The prospectus notes that the EDA will "most likely" be negative. In other places, the prospectus uses other phrases such as "usually." Because the Put Option Factor will never be negative and will almost always have some value, please replace these phrases with the phrase "almost always."

RESPONSE 2.g.

     As discussed in Response 2.f., above, we do not believe it would be accurate use the phrase "almost always"; but we have made revisions throughout the prospectus to consistently use the term "usually" in this context.

     h. Please include in the Risks section relating to the EDA that any applicable EDA will generally be affected by changes in both the volatility and level of the S&P 500 Price Return Index. Any EDA applied to a Segment Account Value is linked to the value of a put option on the S&P 500 Price Return Index. The actual value of the put option and, consequently, the amount of the EDA will be higher after increases in market volatility and also after the Index experiences a negative return after the Segment Start Date.

RESPONSE 2.h.

     We have added the requested language to the risks section, in the [7th] bullet point on page 7.

3.   PRODUCT PROSPECTUS CHANGES

     a. Inasmuch as the EDA could be triggered by policy level deductions, please confirm supplementally that the registrant will include certain additional disclosure in the relevant product prospectus amendment previously discussed. This disclosure would note the possibility that the EDA would apply due to policy level deductions and would clarify the extent to which the investor can exclude Segment Accounts from the accounts from which proportionate policy charges are taken.

     b. Please confirm supplementally that the MSO will not be offered as an investment option to a product prospectus before that prospectus is supplemented to reflect these disclosures.

RESPONSE 3.a. AND b.

We give the confirmations requested by these comments.

4.   DEFINITIONS (PAGE 4)

     a. The definitions for the Early Distribution Adjustment and Segment Distribution Value note that there may be distributions from a Segment other than for policy surrenders, loans and policy charges not covered by the Charge Reserve Amount. Please clarify what these "other" distributions are. If any of these distributions are initiated by parties other than the investor, e.g., deductions required to maintain the life insurance status of the related life insurance policy, please revise the risk disclosure to note that EDA's may apply even where the investor has not undertaken any action and cite the involuntary distribution as an example.

RESPONSE 4.a.

     Language clarifying what "other" distributions may trigger an EDA has been added, as requested by this comment, on page 4 and in the 5th bullet point in the risk disclosure on page 7. The risk disclosure clarification that this comment requests concerning how EDAs that may be triggered without action by the customer has been added as the 6th bullet point on page 7.

     b. The definition for the Charge Reserve Amount, and elsewhere, state that this is an amount required in order to approximately cover the policy's monthly charges for the Segment Term. It is unclear whether this refers to the charges for the associated policy (e.g., M&E) as well as the Variable Segment Account Charge. Please make this clear here and throughout the prospectus. If reference is intended for both policy and the Variable Segment Account charges, please ensure that the product prospectus notes this requirement.

RESPONSE TO FIRST PARAGRAPH OF 4.b.

     We have clarified on page 4 and elsewhere in the prospectus that the Charge Reserve Amount covers all monthly charges under the base policy, the MSO and any optional riders. (See the first paragraph under "Charge Reserve Amount" on page 11.) We confirm that all applicable product prospectuses will also note this requirement.

          In addition, please provide clarity on the precise mechanics of the calculation of the Charge Reserve Amount. That is, please provide a formal expression relating the Charge Reserve Amount to the remaining monthly deductions under a specific set of assumptions (e.g., no policy changes, etc.).

RESPONSE TO SECOND PARAGRAPH OF 4.b.

     We have added the requested disclosure on page 4.

     c. The definition for the Initial Segment Amount notes that this amount is "net of any amount that may be transferred from the MSO Holding Account to the Guaranteed Interest Option ... to cover the Charge Reserve Amount." To the extent that the Charge Reserve Amount is intended to cover life insurance policy as well as MSO monthly charges, this language suggests that all of those charges come out of amounts intended for the MSO. The prospectus states in the Charge Reserve Amount section that this MSO Holding Account is only one of several sources for the Charge Reserve Amount. Please revise the definition section to resolve this ambiguity.

     d. In the third sentence of the last paragraph of the definition of "Index Performance

     Rate," please clarify whether the phrase "if the Index value is not published on the Segment Start Date" refers to a day on which the Index value is not published even though the New York Stock Exchange is open.

RESPONSE 4.c. AND D.

     The requested disclosure has been added on page 4.

5.   FEE TABLE SUMMARY (PAGE 6)

     a. Please add a column for When Charge is Deducted" for the first table on page 6.

     b. Please revise the entry for the Maximum Amount column for the Early Distribution Adjustment to note that the adjustment will result in a deduction from principal to reflect all losses in the S&P 500 Index in excess of 25% which could, theoretically, result in a deduction as high as 75% of amounts invested in a Segment were the Index to decline to zero.

RESPONSE 5.

     We have made the requested disclosure changes on page 6.

6.   RISKS FACTORS (PAGE 7)

     a. The staff believes there are four major risks associated with the security. These are the risk of loss resulting from the application of the Index-Linked Return, the limit on upside participation, the loss of principal imposed by the EDA on an early deduction from the Segment and the foregone upside opportunity on those amounts. For the reasons stated below, the staff believes that the section as currently drafted does not adequately address these major risks in a straightforward way.

RESPONSE TO FIRST PARAGRAPH OF 6.a.

     We have revised the bullet points on page 7 in a manner that we believe fully and accurately discloses the four major risks identified by this comment.

            With respect to the first risk, the first bullet point is too obtuse, merely referring to the "possibility" of a negative return, which "could" result in a loss of principal. The prospectus should provide plain English disclosure to the effect that there is a risk of a substantial loss of principal, because the investor agrees to absorb all losses resulting from drops in the S&P 500 Index in excess of 25%.

RESPONSE TO SECOND PARAGRAPH OF 6.a.

     The 1st bullet point on page 7 has been modified to communicate the substance requested by this paragraph of the staff's comment.

            With respect to the third risk, the third bullet point states that "an EDA, which will most likely be negative, will be applied to your Segment Account Value" if there is an early deduction from Segment Account Value. The prospectus should provide disclosure in plain English to the effect that there is a penalty for early deductions of Segment Account Value, in the form of the EDA, that exposes the investor to the risk of substantial loss of principal on a similar basis as losses incurred on amounts held to the maturity date. This risk section should note that an EDA could be applied resulting in a loss of principal even where the Index has increased since the beginning of the Segment.


RESPONSE TO THIRD PARAGRAPH OF 6.a.

     We have modified the bullet points on page 7, so that the 4th bullet point now provides the disclosure requested by this paragraph of the staff's comment.

            In addition, the prospectus should then provide disclosure summarizing the ways an early deduction could occur, combining in a succinct fashion the points made in the fourth and fifth bullet points.

RESPONSE TO FOURTH PARAGRAPH OF 6.a.

     The [5th] bullet point on page 7 now provides the disclosure requested by this paragraph of the staff's comment.

            Further, there is no disclosure at all in the risk section as to the foregone opportunity for upside growth on amounts deducted from a Segment before the maturity date. Please add a bullet point providing disclosure in plain English that discloses this risk.

RESPONSE TO FIFTH PARAGRAPH OF 6.a.

     As revised, the 4th bullet point on page 7 now discloses the risk to which this paragraph of the staff's comment refers.

     b. The prospectus notes on page 9 that the investor will not know at the start of a Segment what is the limit on returns imposed by the Growth Cap. Please note this as a risk.

RESPONSE 6.b.

     The 3rd bullet point on page 7 has been added to disclose the risk to which this comment refers.

     c. The prospectus notes that the Charge Reserve Amount may prove to be insufficient because of changes in deductions necessitated by subsequent events, e.g., policy changes. In the discussion noting how the EDA could be triggered, please also note that the EDA could be triggered by these events as well.

RESPONSE 6.c.

     The 5th bullet point on page 7 now makes the disclosure requested by this comment.

7.   SEGMENTS (PAGE 8)

     The prospectus states on page 8 that funds will be moved into a Segment if the "A+B+C+D" test is satisfied and, if not, will be held in the MSO Holding Account pending further instructions. Please clarify whether or not and when an investor will be notified of the results of the test.

RESPONSE 7.

     We have added the requested disclosure on page 8.

8.   INDEX-LINKED RETURN (PAGE 9)

     Please prominently disclose the fact that a surrender results in the forfeiture of any Index-Linked Return, e.g., the last two sentences of the definition of "Index-Linked Return" on page 4.

RESPONSE 8.

     We have added the requested language on page 10, immediately preceding "Change in Index."

9.   CHANGE OF INDEX (PAGE 10)

     a. Please revise the fourth paragraph for plain English to clarify that the investor will receive a pro-rated Index-Linked Return in the case of an early maturity. Please also clarify whether the Growth Cap will pro rated downward to limit a pro-rated return.

     b.   Please disclose what criteria will be used to select a successor
     Index.

RESPONSE 9.a. AND b.

     The requested disclosures have been added on page 10.

10.  CHARGES (PAGE 10)

     a. Please clarify in the first sentence that the percentage charge of 1.40% is the "current" charge.

RESPONSE 10.a.

     We have added the requested disclosure on page 10.

     b. The prospectus states on page 10 that a minimum amount of policy account value in the Unloaned GIO to cover "the policy's estimated monthly charges for the Segment Term" is required if the investor selects the MSO. Please clarify whether this refers to the life insurance policy and MSO monthly charges, or just to the MSO monthly charges, i.e., the Variable Benefit Account Charge. If it refers to both, please confirm that no life insurance policy charges need be reserved if there is no MSO and that the relevant product prospectus will include this disclosure.

RESPONSE 10.b.

     The first two sentences of this comment refer to language on "page 10";
but it appears to us that the language to which these sentences relate actually appears in the first paragraph under "Charge Reserve Amount" on page 11. The clarification requested by the first two sentences of this comment has been made on page 11. (See also the staff's Comment 4.b. above and our response thereto.) We confirm as requested by the last sentence of this Comment 10.b.

11.  EARLY DISTRIBUTION ADJUSTMENT (PAGE 11)

     a. The second paragraph in this section states that "absent the EDA, the exposure of a pre-Segment Maturity Date distribution would be fully borne by the Company." The staff believes this sentence is misleading because, separate from the application of the EDA, the prospectus makes clear that the investor foregoes any upside potential in a pre-Segment Maturity Date distribution. As a separate matter, use of the phrase "contradicting the contractual terms of the MSO" is misleading because there are no contractual terms relating to early withdrawals other than what is stated in the MSO.

          The staff appreciates that the intent is to achieve with the EDA a treatment of an early withdrawal that is more consistent with the treatment of a withdrawal at the end of a Segment where the Index has declined relative to the beginning of the Segment. To more clearly express this and to better express the terms of the Early Distribution Adjustment, please delete the sentence referred to above, and ensure that the prospectus provides disclosure in plain English to the effect of the points made below:

RESPONSE TO SECOND PARAGRAPH OF 11.a.

         We have deleted the sentence that the second paragraph of this comment requests be deleted.

          i. The application of the Early Distribution Adjustment is based on the investors agreement to be exposed to the risk of a drop in the Index in excess of 25 percent at the end of the Segment.

RESPONSE 11.a.i.

     We have included the requested disclosure as the first sentence of the second paragraph under "Overview" on page 12.

          ii. The Early Distribution Adjustment uses what is referred to as a Put Option Factor in order to estimate the market value at the time of a withdrawal of that risk of loss at the end of the Segment would have been (using a formula to determine the Put Option Factor that is described in detail in the prospectus).

RESPONSE 11.a.ii.

         We have included the requested disclosure in the second sentence of the second paragraph under "Overview" on page 12 and in the fourth paragraph under that heading.

          iii. Deducting this value from the principal returned to the investor at an early withdrawal provides a treatment that is designed to be consistent with how withdrawals are treated at the end of a Segment when the Index has declined over the course of that Segment.

RESPONSE 11.a.iii.

         We have included the requested disclosure in the last sentence of the second paragraph under "Overview" on page 12.

          iv.   It is important to note that the Early Distribution
                Adjustment will almost always reduce the principal the investor receives, even where the Index is higher at the time of the withdrawal than at the time of the original investment, because the risk that the Index could have been lower at the end of a Segment is present to some extent whether or not the Index has increased at the earlier point in time that the early distribution occurs.

RESPONSE 11.a.iv.

     We have included the requested disclosure as the third paragraph under "Overview" on page 12, except that, for reasons discussed in our Response 2.f. above, we have used the word "usually," rather than "almost always." The substance of this disclosure also is prominently set forth in various other portions of the prospectus, including on the prospectus cover page and under "Risk Factors" on page 7.
'
          v. It is also important to note that in the case of an early withdrawal not only must the investor face the downside imposed by the Early Distribution Adjustment, but the investor in the case of an early distribution must also forego the opportunity he had bargained for to receive any potential upside that could have occurred had the invested amounts remained until the end of the Segment.

RESPONSE 11.a.v.

     The substance of this disclosure is included in bold face in the first sentence of numbered paragraph 1 on page 12. The substance of this disclosure also is prominently set forth in various other portions of the prospectus, including on the prospectus cover page and under "Risk Factors" on page 7.

     b. Please provide more specifics on how the Put Option Factor is calculated. First, please clarify whether a mark to model or a mark to market approach is used. If the former, please clarify what is the model (e.g., Black and Scholes (1973)). In this case, please specify what the inputs are (e.g., volatility) and how they are measured. In this regard, please clarify why you believe the methods taken to measure these inputs are reasonable (e.g., what historical period would be used to model volatility).

          If the Put Option Factor is calculated using actual option market market prices, please clarify how exactly market prices are used to infer the specific option which corresponds to the Put Option Factor and clarify why you believe that method is reasonable.

RESPONSE 11.b.

     The requested disclosure has been inserted on page 13. As noted in the disclosure, a model is used, rather than actual option market prices.

12.  APPENDIX I

     a. Please provide four different examples of the EDA. Two would correspond to EDAs where the Index had increased in value and two where the Index had declined. Of each set of two, one example would be to demonstrate the operation early in a Segment and one late in a Segment. Please make other assumptions, e.g., volatility, consistent between the examples to the extent practicable. Please caption each example to clearly indicate in plain English what is the scenario being presented.

     b. Please provide an explanation, with specific references to option prices and/or model assumptions, of how the market value of the put option used in each Put Option Factor is derived.

RESPONSE 12.a. AND b.

         We have added to Appendix I the material as requested by Comments 12.a. and b.

         ***********************************************************

         Please contact the undersigned at (212) 314-2120 or, in my absence, Thomas Lauerman of Jorden Burt, LLP at (202) 965-8156.


                                                  Sincerely,



                                                 ----------------------------
                                                  Sun-Jin Moon

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Market Stabilizer Option Available Under
Certain Variable Life Insurance Policies Issued by
AXA Equitable Life Insurance Company

PROSPECTUS DATED             , 2010

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your policy. Also, this Prospectus must be read along with the appropriate variable life insurance policy prospectus. This Prospectus is in addition to the appropriate variable life insurance policy prospectus and all information in the appropriate variable life insurance policy prospectus continues to apply unless addressed by this Prospectus.
--------------------------------------------------------------------------------

AXA Equitable Life Insurance Company (the "Company") issues the Market Stabilizer Option described in this Prospectus. The Market Stabilizer Option is available only under certain variable life insurance policies that we offer and may not be available through your financial professional.

Among the many terms associated with the Market Stabilizer Option are:

o Index-Linked Return for approximately a one year period tied to the performance of the S&P 500 Price Return index, which excludes dividends as described below.

o  Index-Linked Return will be applied at the end of the period (your Segment
   Term) on the Segment Maturity Date and only to amounts remaining within the segment until the Segment Maturity Date. The Index-Linked Return will not be applied before the Segment Maturity Date.

o The Index-Linked Return could be positive, zero or in certain circumstances negative as described below. Therefore, there is the possibility of a negative return on this investment at the end of your Segment Term, which could result in a significant loss of principal.

o An Early Distribution Adjustment, which will usually be negative and could potentially cause a significant loss of principal, will be made for distributions (including deductions) from the Segment Account Value before the Segment Maturity Date. Please see "Early Distribution Adjustment" later in this Prospectus for an explanation of why the Early Distribution Adjustment is usually negative. Therefore you should carefully consider whether to make such distributions and/or maintain enough value in your Unloaned Guaranteed Interest Option ("Unloaned GIO") and/or variable investment options to cover your monthly deductions. The Unloaned GIO is the portion of the Guaranteed Interest Option ("GIO") that is not being held to secure policy loans you have taken. As described later in this Prospectus, we will attempt to maintain a reserve (Charge Reserve Amount) to cover your monthly deductions, but it is possible that the Charge Reserve Amount will be insufficient to cover your monthly deductions.

--------------------------------------------------------------------------------
These are only some of the terms associated with the Market Stabilizer Option. Please read this Prospectus for more details about the Market Stabilizer
Option. Also, this Prospectus must be read along with the appropriate variable life insurance policy prospectus as well as the appropriate variable life insurance policy and policy rider for this option. Please refer to page 4 of this Prospectus for a Definitions section that discusses these and other terms associated with the Market Stabilizer Option. PLEASE REFER TO PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF RISK FACTORS.
--------------------------------------------------------------------------------

OTHER AXA EQUITABLE POLICIES. We offer a variety of fixed and variable life insurance policies which offer policy features, including investment options, that are different from those offered by this Prospectus. Not every policy or feature is offered through your financial professional. You can contact us to find out more about any other AXA Equitable insurance policy.

WHAT IS THE MARKET STABILIZER OPTION?

The Market Stabilizer Option ("MSO") is an investment option available under certain AXA Equitable variable life insurance policies. The option provides for participation in the performance of the S&P 500 Price Return index, which excludes dividends (the "Index") up to the Growth Cap Rate that we set on the Segment Start Date. On the Segment Maturity Date, we will apply the Index-Linked Rate of Return to the Segment Account Value based on the performance of the Index. If the performance of the Index has been positive for the Segment Term and equal to or below the Growth Cap Rate, we will apply to the Segment Account Value an Index-Linked Rate of Return equal to the full Index performance. If the performance of the Index has been positive for the Segment Term and above the Growth Cap Rate, we will apply an Index-Linked Rate of Return equal to the Growth Cap Rate. If the Index has negative performance, the Index-Linked Rate of Return will be 0% unless the Index performance goes below -25% for the
Segment Term. In that case only the negative performance in excess of -25% will be applied to the Segment Account Value and you bear the entire risk of loss of principal for the portion of negative performance that exceeds -25%. Please see the examples on page 5.

--------------------------------------------------------------------------------
PLEASE NOTE THAT YOU WILL NOT BE CREDITED WITH ANY POSITIVE INDEX PERFORMANCE WITH RESPECT TO AMOUNTS THAT ARE REMOVED FROM A SEGMENT PRIOR TO THE SEGMENT MATURITY DATE. EVEN WHEN THE INDEX PERFORMANCE HAS BEEN POSITIVE, SUCH EARLY REMOVALS WILL USUALLY CAUSE YOU TO LOSE SOME PRINCIPAL. PLEASE SEE "EARLY DISTRIBUTION ADJUSTMENT" LATER IN THIS PROSPECTUS.
--------------------------------------------------------------------------------

Although under the appropriate variable life insurance policy, we reserve the right to apply a transfer charge up to $25 for each transfer among your investment options, there are no transfer charges for transfers into or out of the MSO Holding Account. Please note that once policy account value has been swept from the MSO Holding Account into a Segment, transfers into or out of that Segment before its Segment Maturity Date will not be permitted.

--------------------------------------------------------------------------------
The Market Stabilizer Option(SM) is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P") or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Market Stabilizer Option(SM) or any member of the public regarding the advisability of investing in securities generally or in the
Market Stabilizer Option(SM) particularly or the ability of the S&P 500 Price Return index (the "Index") to track general stock market performance. S&P's and its third party licensor's only relationship to AXA Equitable is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to AXA Equitable or Market Stabilizer
Option(SM). S&P and its third party licensors have no obligation to take the needs of AXA Equitable or the owners of the Market Stabilizer Option(SM) into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Market Stabilizer Option(SM) or the timing of the issuance or sale of the Market Stabilizer Option(SM) or in the determination or calculation of the equation by which the Market Stabilizer Option(SM) is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Market Stabilizer Option(SM).
--------------------------------------------------------------------------------

The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.
                                                                          X02785
                                                                        (R-4/15)

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Contents of this Prospectus

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MARKET STABILIZER OPTION
--------------------------------------------------------------------------------
Who is AXA Equitable?
                                                                             3

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1. DEFINITIONS                                                               4
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2. FEE TABLE SUMMARY                                                         6
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3. RISK FACTORS                                                              7
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4. DESCRIPTION OF THE MARKET STABILIZER OPTION                               8
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5. DISTRIBUTION OF THE POLICIES                                             16
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6. INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                          17
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APPENDICES
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I -- Early Distribution Adjustment examples                                A-1


----------------------
"We," "our," and "us" refer to AXA Equitable.

When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the policy owner.


2  Contents of this Prospectus

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                          www.axa-equitable.com/green

Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") (until 2004, The Equitable Life Assurance Society of the United States), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA SA ("AXA"). AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings, Inc. and AXA Equitable Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the policies. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the policies.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $543.2 billion in assets as of December 31, 2008. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia and Puerto Rico. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.


HOW TO REACH US

Please refer to the "How to reach us" section of the appropriate variable life insurance policy prospectus for more information regarding contacting us and communicating your instructions. We also have specific forms that we recommend you use for electing the MSO and any MSO transactions.


                                                        Who is AXA Equitable?  3
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1. Definitions

--------------------------------------------------------------------------------

Charge Reserve Amount -- A minimum amount of policy account value in the Unloaned GIO that you are required to maintain in order to approximately cover the estimated monthly charges for the policy (including, but not limited to, the MSO and any optional riders) during the Segment Term. The Charge Reserve Amount will be determined on each Segment Start Date as an amount projected to be sufficient to cover all of the policy's monthly deductions during the Segment Term, assuming at the time such calculation is made that no interest or investment performance is credited to or charged against the policy account and that no policy changes or additional premium payments are made. The Charge Reserve Amount will be reduced by each subsequent monthly deduction (but not to less than zero).

Downside Protection (also referred to in your policy as the "Segment Loss Absorption Threshold Rate") -- This is your protection against negative performance of the S&P 500 Price Return index for a Segment held until its Segment Maturity Date. It is currently -25%. The Downside Protection is set on the Segment Start Date at the Company's sole discretion. However, the Downside Protection will not change during a Segment Term and at least -25% of Downside Protection will always be provided when a Segment is held until the Segment Maturity Date.

Early Distribution Adjustment ("EDA," may also be referred to in your policy as the "Market Value Adjustment") -- The EDA is an adjustment that we make to your Segment Account Value, before a Segment matures, in the event you surrender your policy, take a loan from a Segment or if we should find it necessary to make deductions for monthly charges or any other distribution from a Segment. (Such other distributions would include any Guideline Premium Force-out, unpaid loan interest or a distribution in connection with the exercise of a rider available under your policy.) The EDA will usually result in a reduction in your Segment Account Value and your other policy values. Therefore, you should give careful consideration before taking any early loan or surrender, or allowing the value in your other investment options to fall so low that we must make any monthly deduction from a Segment. Please see "Early Distribution Adjustment" later in this Prospectus for more information.

Growth Cap Rate -- The maximum rate of return that will be applied to a Segment Account Value. The Growth Cap Rate is set for each Segment on the Segment Start Date at the Company's sole discretion. The Growth Cap Rate will not change during a Segment Term and the Growth Cap Rate will always be at least 6%.

Index -- The S&P 500 Price Return index, which is the S&P 500 index excluding dividends. This index includes 500 leading companies in leading industries in the U.S. economy.

Index Performance Rate -- The Index Performance Rate measures the percentage change in the Index during a Segment Term for each Segment. If the Index is discontinued or if the calculation of the Index is substantially changed, we reserve the right to substitute an alternative index. We also reserve the right to choose an alternative index at our discretion. Please see "Change in Index" for more information.

The Index Performance Rate is calculated by ((b) divided by (a)) minus one, where:

(a) is the value of the Index at the close of business on the Segment Start Date, and

(b) is the value of the Index at the close of business on the Segment Maturity Date.

We determine the value of the Index at the close of business, which is the end of a business day. Generally, a business day is any day the New York Stock Exchange is open for trading. If the New York Stock Exchange is not open for trading or if the Index value is, for any other reason, not published on the Segment Start Date or a Segment Maturity Date, the value of the Index will be determined as of the end of the most recent preceding business day for which the Index value is published.

Index-Linked Rate of Return -- The rate of return we apply to calculate the Index-Linked Return which is based on the Index Performance Rate adjusted to reflect the Growth Cap Rate and protection against negative performance. Therefore, if the performance of the Index is zero or positive, we will apply that performance up to the Growth Cap Rate. If the performance of the Index is negative, we will apply performance of zero unless the decline in the performance of the Index is below -25% in which case negative performance in excess of -25% will apply. Please see the chart under "Index-Linked Return" for more information.

Index-Linked Return -- The amount that is applied to the Segment Account Value on the Segment Maturity Date that is equal to that Segment's Index-Linked Rate of Return multiplied by the Segment Account Value on the Segment Maturity Date. The Index-Linked Return may be positive, negative or zero. The Indexed-Linked Return is only applied to amounts that remain in a Segment Account Value until the Segment Maturity Date. For example, a surrender of your policy before Segment maturity will eliminate any Index-Linked Return and be subject to an Early Distribution Adjustment.

Initial Segment Account -- The amount initially transferred to a Segment from the MSO Holding Account on its Segment Start Date, net of:

(a)  the Variable Index Benefit Charge (see "Charges" later in this Prospectus)

     and

(b) the amount, if any, that may have been transferred from the MSO Holding Account to the Unloaned GIO to cover the Charge Reserve Amount (see "Charge Reserve Amount" later in this Prospectus). Such a transfer would be made from the MSO Holding Account to cover the Charge Reserve Amount only (1) if you have


4  Definitions
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     given us instructions to make such a transfer or (2) in the other limited circumstances described under "Segments" later in this Prospectus.

MSO Holding Account -- This is a portion of the EQ/Money Market variable investment option that holds amounts designated by the policy owner for investment in the MSO prior to any transfer into the next available new Segment.

Segment -- The portion of your total investment in the MSO that is associated with a specific Segment Start Date. You create a new Segment each time an amount is transferred from the MSO Holding Account into a Segment Account.

Segment Account Value (also referred to in your policy as the "Segment Account") -- The amount of an Initial Segment Account subsequently reduced by any monthly deductions, policy loans and unpaid loan interest, and distributions from the policy that we deem necessary to continue to qualify the policy as life insurance under applicable tax law, which are allocated to the Segment. Any such reduction in a Segment Account Value prior to its Segment Maturity Date will result in a corresponding Segment Early Distribution Adjustment. Whether the Index Performance Rate has been positive or negative, this Segment Early Distribution Adjustment generally will further reduce the Segment Account Value. A Segment Account Value is used in determining policy account values, death benefits, and the net amount at risk for monthly cost of insurance calculations of the policy and the new base policy face amount associated with a requested change in death benefit option.

For example, if you put $1000 into the MSO Holding Account, $992.50 would go into a Segment. This amount represents the Initial Segment Account. The Segment Account Value represents the value in the Segment which gets reduced by any deductions allocated to the Segment, with corresponding EDAs, through the course of the Segment Term. The Segment Distribution Value represents what you would receive upon surrendering the policy and reflects the EDA upon surrender.

Segment Distribution Value (also referred to in your policy as the "Segment Value") -- This is the Segment Account Value minus the Early Distribution Adjustment for that Segment at any time prior to the Segment Maturity Date. Segment Distribution Values will be used in determining policy value available to cover monthly deductions, proportionate surrender charges for requested face amount reductions, and other distributions; cash surrender values and maximum loan values subject to any applicable base policy surrender charge. They will also be used in determining whether any outstanding policy loan and accrued loan interest exceeds the policy account value.

Segment Maturity Date -- The date on which a Segment Term is completed and the Index-Linked Return for that Segment is applied to a Segment Account Value.

Segment Maturity Value -- This is the Segment Account Value adjusted by the Index-Linked Return for that Segment.

Segment Start Date -- The Segment Start Date is the day on which a Segment is created.

Segment Term -- The duration of a Segment. The Segment Term for each Segment begins on its Segment Start Date and ends on its Segment Maturity Date one year later. We are currently only offering Segment Terms of approximately one year. We may offer different durations in the future.


                                                                  Definitions  5
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2. Fee Table Summary

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
--------------------------------------------------------------------------------
                                  When
                                Charge is    Current Non-    Guaranteed
         MSO Charges            Deducted     guaranteed      Maximum
--------------------------------------------------------------------------------
Variable Index Benefit             On           0.75%           0.75%
Charge                          Segment
                              Start Date
--------------------------------------------------------------------------------
Variable Index Segment           At the         0.65%           1.65%
Account Charge                 beginning
                                of each
                                policy
                                month
                              during the
                               Segment
                                 Term
--------------------------------------------------------------------------------
Total                                           1.40%           2.40%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                    Maximum Spread
                           When Charge is        Percentage that May
          Other             Deducted                 be Deducted
--------------------------------------------------------------------------------
Loan Interest         On each policy            New York and Oregon
Spread* for           anniversary (or on        policies: 2%
Amounts of Policy     loan termination, if      All other policies: 5%
Loans Allocated to    earlier)
MSO Segment
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                   Maximum Amount
                           When Charge is           that May be
          Other              Deducted                Deducted
--------------------------------------------------------------------------------
Early Distribution       On surrender or           75% of Segment
Adjustment               other distribution        Account Value**
                         (including loan) from
                         an MSO Segment
                         prior to its Segment
                         Maturity Date
--------------------------------------------------------------------------------

* We charge interest on policy loans but credit you with interest on the amount of the policy account value we hold as collateral for the loan. The "spread" is the difference between the interest rate we charge you on a policy loan and the interest rate we credit to you on the amount of your policy account value that we hold as collateral for the loan.

** The actual amount of Early Distribution Adjustment is determined by a formula that depends on, among other things, how the Index has performed since the Segment Start Date, as discussed in detail under "Early Distribution Adjustment" later in this Prospectus. The maximum amount of the adjustment would occur if there is a total distribution at a time when the Index has declined to zero.


This fee table applies specifically to the MSO and should be read in conjunction with the fee table in the appropriate variable life insurance policy prospectus.

The base variable life insurance policy's mortality and expense risk charge and current non-guaranteed Customer Loyalty Credit will also apply to a Segment Account Value or any amounts held in the MSO Holding Account. The mortality and expense risk charge is part of the policy monthly charges. Please see "How we deduct policy monthly charges during a Segment Term" for more information. The Customer Loyalty Credit offsets some of the monthly charges. Please refer to the appropriate variable life insurance policy prospectus for more information.


6  Fee Table Summary
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3. Risk Factors

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There are risks associated with some features of the Market Stabilizer Option:

o There is a risk of a substantial loss of your principal because you agree to absorb all losses from the portion of any negative Index performance that exceeds -25%.

o Your Index-Linked Return is also limited by the Growth Cap Rate, which could cause your Index-Linked Return to be lower than it would otherwise be if you participated in the full performance of the S&P 500 Price Return index.

o You will not know what the Growth Cap Rate is before the Segment starts. Therefore, you will not know in advance the upper limit on the return that may be credited to your investment in a Segment.

o Negative consequences apply if, for any reason, amounts you have invested in a Segment are removed before the Segment Maturity Date. Specifically, with respect to the amounts removed early, you would (1) forfeit any positive Index performance and (2) be subject to an Early Distribution Adjustment that exposes you to a risk of potentially substantial loss of principal on a basis that is designed to be consistent with the treatment of losses on amounts held to the Segment Maturity Date. Even when the Index performance has been positive, the EDA will usually cause you to lose some principal on an early removal.

o The following types of removals of account value from a Segment will result in the above-mentioned penalties to you, if the removals occur prior to the Segment Maturity Date: (a) a surrender of your policy; (b) a loan from your policy; (c) a distribution in order to enable your policy to continue to qualify as life insurance under the federal tax laws; (d) certain distributions in connection with the exercise of a rider available under your policy; and (e) a charge or unpaid policy loan interest that we deduct from your Segment Account Value because the Charge Reserve Amount and other funds are insufficient to cover them in their entirety. The Charge Reserve Amount may become insufficient because of policy changes that you request, additional premium payments, investment performance, policy loans, policy partial withdrawals from other investment options besides the MSO, and any increases we make in current charges for the policy (including for the MSO and optional riders).

o Certain of the above types of early removals can occur (and thus result in penalties to you) without any action on your part. Examples include (i) certain distributions we might make from your Segment Account Value to enable your policy to continue to qualify as life insurance and (ii) deductions we might make from your Segment Account Value to pay charges if the Charge Reserve Amount becomes insufficient.

o Any applicable EDA will generally be affected by changes in both the volatility and level of the S&P 500 Price Return Index. Any EDA applied to any Segment Account Value is linked to the estimated value of a put option on the S&P 500 Price Return index as described later in this Prospectus. The estimated value of the put option and, consequently, the amount of the EDA will generally be higher after increases in market volatility or after the Index experiences a negative return following the Segment Start Date.

o Once policy account value is in a Segment, you cannot transfer out of a Segment and you can only make withdrawals out of a Segment if you surrender your policy. This would result in the imposition of any applicable surrender charges and EDA.

o We may not offer new Segments so there is also the possibility that a Segment may not be available for a Segment Renewal at the end of your Segment Term(s).

o We also reserve the right to substitute an alternative index for the S&P 500 Price Return index, which could reduce the Growth Cap Rates we can offer.

o No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the policies.


                                                                 Risk Factors  7
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4. Description of the Market Stabilizer Option

--------------------------------------------------------------------------------

We offer a Market Stabilizer Option that provides a rate of return tied to the performance of the Index.


MSO HOLDING ACCOUNT

Once you make a transfer, premium payment or loan repayment to the MSO, the net amount will first be placed in the MSO Holding Account. The MSO Holding Account is a portion of the regular EQ/Money Market variable investment option that will hold amounts allocated to the MSO until the next available Segment Start Date. The MSO Holding Account has the same rate of return as the EQ/Money Market variable investment option. We currently plan on offering new Segments on a monthly basis but reserve the right to offer them less frequently or to stop offering them or to suspend offering them temporarily.

Before any account value is transferred into a Segment, you can transfer amounts from the MSO Holding Account into other investment options available under your policy at any time subject to any transfer restrictions within your policy. You can transfer into and out of the MSO Holding Account at any time up to and including the Segment Start Date provided your transfer request is received at our administrative office by such date. For example, you can transfer policy account value into the MSO Holding Account on the 3rd Friday of June, 2010. That policy account value would transfer into the Segment starting on that date, subject to the conditions mentioned earlier. You can also transfer policy account value out of the MSO Holding Account on the Segment Start Date and that account value would not be swept into the Segment starting on that date. Please refer to the "How to reach us" section of the appropriate variable life insurance policy prospectus for more information regarding contacting us and communicating your instructions. We also have specific forms that we recommend you use for electing the MSO and any MSO transactions.

On the Segment Start Date, account value in the MSO Holding Account, excluding charges and any account value transferred to cover the Charge Reserve Amount, will be transferred into a Segment if all requirements and limitations are met that are discussed under "Segments" immediately below.


SEGMENTS

Each Segment will have a Segment Start Date of the 3rd Friday of each calendar month and will have a Segment Maturity Date on the 3rd Friday of the same calendar month in the succeeding calendar year.

In order for any amount to be transferred from the MSO Holding Account into a new Segment on a Segment Start Date, all of the following conditions must be met on that date:

(1) The Growth Cap Rate for that Segment must be equal to or greater than your minimum Growth Cap Rate (Please see "Growth Cap Rate" later in this Prospectus).

(2) There must be sufficient account value available within the Unloaned GIO and the variable investment options including the MSO Holding Account to cover the Charge Reserve Amount as determined by us on such date (Please see "Charge Reserve Amount" later in this Prospectus).

(3) The Growth Cap Rate must be greater than the sum of the annual interest rate we are currently crediting on the Unloaned GIO ("A"), the Variable Index Benefit Charge rate ("B"), the annualized monthly Variable Index Segment Account Charge rate ("C") and the current annualized monthly mortality and expense risk charge rate ("D"). The Growth Cap Rate must be greater than (A+B+C+D). This is to ensure that the highest possible rate of return that could be received in a Segment after these charges (B+C+D) have been considered exceeds the interest crediting rate currently being offered in the Unloaned GIO.

(4) It must not be necessary, as determined by us on that date, for us to make a distribution from the policy during the Segment Term in order for the policy to continue to qualify as life insurance under applicable tax law.

(5) The total amount allocated to your Segments under your policy on that date must be less than any limit we may have established.

If there is sufficient policy account value in the Unloaned GIO to cover the Charge Reserve Amount, then no transfers to the Unloaned GIO will need to be made. If there is insufficient value in the Unloaned GIO to cover the Charge Reserve Amount and we do not receive instructions from you specifying the investment options from which we should transfer the account value to the Unloaned GIO to meet Charge Reserve Amount requirements at the Segment Start Date, or the transfer instructions are not possible due to insufficient funds, then the required amount will be transferred proportionately from your variable investment options including the MSO Holding Account.

If after any transfers there would be an insufficient amount in the Unloaned GIO to cover the Charge Reserve Amount or the Growth Cap Rate for the next available Segment does not qualify per your minimum Growth Cap Rate instructions and the conditions listed above, then your amount in the MSO Holding Account will remain there until further instruction by you. We will mail you a notice informing you that account value did not transfer from the MSO Holding Account into a Segment. These notices are mailed on or about the day after the applicable Segment Start Date.


SEGMENT MATURITY

Near the end of the Segment Term, we will notify you between 15 and 45 days before the Segment Maturity Date that a Segment is about to mature. At that time, you may choose to have all or a part of:

(a)  the Segment Maturity Value rolled over into the MSO Holding Account

(b) the Segment Maturity Value transferred to the variable invest ment options available under your policy

8  Description of the Market Stabilizer Option
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(c)  the Segment Maturity Value transferred to the Unloaned GIO.

If we do not receive your transfer instructions before the Segment Maturity Date, your Segment Maturity Value will automatically be rolled over into the MSO Holding Account for investment in the next available Segment, subject to the conditions listed under "Segments" above.

However, if we are not offering the MSO at that time, we will transfer the Segment Maturity Value to the investment options available under your policy per your instructions or to the EQ/Money Market investment option if no instructions are received. Please see "Right to Discontinue and Limit Amounts Allocated to the MSO" for more information. Although, under the appropriate variable life insurance policy, we reserve the right to apply a transfer charge up to $25 for each transfer among your investment options there will be no transfer charges for any of the transfers discussed in this section.


GROWTH CAP RATE

By allocating your account value to the MSO, you can participate in the performance of the Index up to the applicable Growth Cap Rate that we declare on the Segment Start Date.

Please note that this means you will not know the Growth Cap Rate for a new Segment until after the account value has been transferred from the MSO Holding Account into the Segment and you are not allowed to transfer the account value out of a Segment before the Segment Maturity Date. Please see "Transfers" below.

Each Segment is likely to have a different Growth Cap Rate. However, the Growth Cap Rate will never be less than 6%.

Your protection against negative performance for a Segment held until its Segment Maturity Date is currently -25% ("Downside Protection" also referred to in your policy as the "Segment Loss Absorption Threshold Rate"). We reserve the right, for new Segments, to increase your Downside Protection against negative performance. For example, if we were to adjust the Downside Protection for a Segment to -100%, the Index-Linked Rate of Return for that Segment would not go below 0%. Please note that any increase in the protection against negative performance would likely result in a lower Growth Cap Rate than would otherwise apply. We will provide notice between 15 and 45 days before any change in the Downside Protection is effective. Any change would only apply to new Segments started after the effective date of the change, which (coupled with the 15-45 day notice we will give) will afford you the opportunity to decline to participate in any Segment that reflects a change in the Downside Protection.

The Growth Cap Rate and Downside Protection are set at the Company's sole discretion. However, the Growth Cap Rate can never be less than 6% and we may only increase your Downside Protection from the current -25%.

As part of your initial instructions in selecting the MSO, you will specify what your minimum acceptable Growth Cap Rate is for a Segment. You may specify a minimum Growth Cap Rate from 6% to 10%. If the Growth Cap Rate we set, on the Segment Start Date, is below the minimum you specified then the account value will not be transferred from the MSO Holding Account into that Segment. If you do not specify a minimum Growth Cap Rate then your minimum Growth Cap Rate will be set at 6%. In addition, for account value to transfer into a Segment from the MSO Holding Account, the Growth Cap Rate must be greater than the sum of the annual interest rate we are currently crediting on the Unloaned GIO ("A"), the Variable Index Benefit Charge rate ("B"), the annualized monthly Variable Index Segment Account Charge rate ("C") and the current annualized monthly mortality and expense risk charge rate ("D"). The Growth Cap Rate must be greater than (A+B+C+D). Please see "Index-Linked Return" later in this Prospectus for more information.

For example, you may specify a minimum Growth Cap Rate of 8%. If we set the Growth Cap Rate at 8% or higher for a Segment then a transfer from the MSO Holding Account will be made into that new Segment provided all other requirements and conditions discussed in this Prospectus are met. If we set the Growth Cap Rate below 8% then no transfer from the MSO Holding Account will be made into that Segment. No transfer will be made until a Segment Growth Cap Rate equal to or greater than 8% is set and all requirements are met or you transfer account value out of the MSO Holding Account.


GROWTH CAP RATE AVAILABLE DURING INITIAL YEAR

If you allocate policy account value to any Segment that commences during the first year that the MSO is available to you under your policy, our current practice is to establish a Growth Cap Rate that is at least 15%. This 15% minimum Growth Cap Rate would apply to all Segment Terms that commence:

o During the first policy year, if the MSO was available to you as a feature of your policy when the policy was issued; or

o For in-force policies, during the one year period beginning with the date when the MSO was first made available to you after your policy was issued.


We may terminate or change this 15% initial year minimum Growth Cap Rate at any time; but any such change or termination would apply to you only if your policy is issued, or the MSO was first made available to you, after such modification or termination.

After this initial year 15% minimum Growth Cap Rate, the minimum Growth Cap Rate will revert back to 6%.


INDEX-LINKED RETURN

We calculate the Index-Linked Return for a Segment by taking the Index-Linked Rate of Return and multiplying it by the Segment Account Value on the Segment Maturity Date. The Segment Account Value is net of the Variable Index Benefit Charge described below as well as any monthly deductions, policy loans and unpaid interest, distributions from the policy that we deem necessary to continue to qualify the policy as life insurance under applicable tax law and any corresponding Early Distribution Adjustments. The Segment Account Value does not include the Charge Reserve Amount described later in this Prospectus.


--------------------------------------------------------------------------------
 If the Index:              Your Index-Linked Rate of Return will be:
--------------------------------------------------------------------------------
goes up by more than the   equal to the Growth Cap Rate
Growth Cap Rate
--------------------------------------------------------------------------------

                                  Description of the Market Stabilizer Option  9
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
--------------------------------------------------------------------------------
If the Index:                 Your Index-Linked Rate of Return will be:
--------------------------------------------------------------------------------
goes up less than or equal    equal to the Index Performance Rate
to the Growth Cap Rate
--------------------------------------------------------------------------------
stays flat or goes down 25%   equal to 0%
or less
--------------------------------------------------------------------------------
goes down by more than        negative but will not reflect the first
25%                           25% of downside performance
--------------------------------------------------------------------------------

For instance, we may set the Growth Cap Rate at 15%. Therefore, if the Index has gone up 20% over your Segment Term, you will receive a 15% credit to your Segment Account Value on the Segment Maturity Date. If the Index had gone up by 13% from your Segment Start Date to your Segment Maturity Date then you would receive a credit of 13% to your Segment Account Value on the Segment Maturity Date.

If the Index had gone down 20% over the Segment Term then you would receive a return of 0% to your Segment Account Value on the Segment Maturity Date.

If the Index had gone down by 30% by your Segment Maturity Date then your Segment Account Value would be reduced by 5% on the Segment Maturity Date. The Downside Protection feature of the MSO will absorb the negative performance of the Index up to -25%.

The minimum Growth Cap Rate is 6%. However, account value will only transfer into a new Segment from the MSO Holding Account if the Growth Cap Rate is equal to or greater than your specified minimum Growth Cap Rate and meets the conditions discussed earlier in the "Growth Cap Rate" section.

In those instances where the account value in the MSO Holding Account does not transfer into a new Segment, the account value will remain in the MSO Holding Account until the next available, qualifying Segment unless you transfer the account value into the Unloaned GIO and/or other investment option available under your policy subject to any conditions and restrictions.

For instance, if we declare the Growth Cap Rate to be 6% and your specified minimum Growth Cap Rate is 6% but we are currently crediting an annual interest rate on the Unloaned GIO that is greater than or equal to 6% minus the sum of the charges (B+C+D) discussed in the Growth Cap Rate section then your account value will remain in the MSO Holding Account on the date the new Segment would have started.

As indicated above, you must transfer account value out of the MSO Holding Account into the Unloaned GIO and/or other investment options available under your policy if you do not want to remain in the MSO Holding Account.

If we declare the Growth Cap Rate to be 6% and your specified minimum Growth Cap Rate is 6% and if the sum of the charges (B+C+D) discussed in the "Growth Cap Rate" section plus the annual interest rate on the Unloaned GIO are less than 6% and all requirements are met then the net amount of the account value in the MSO Holding Account will transfer into a new Segment.

If you specified a minimum Growth Cap Rate of 10% in the above examples then account value would not transfer into a new Segment from the MSO Holding Account because the Growth Cap Rate did not meet your specified minimum Growth Cap Rate.

The Index-Linked Return is only applied to amounts that remain in a Segment until the Segment Maturity Date. For example, a surrender of your policy before Segment maturity will eliminate any Index-Linked Return and be subject to a Early Distribution Adjustment.


CHANGE IN INDEX

If the Index is discontinued or if the calculation of the Index is substantially changed, we reserve the right to substitute an alternative index. We also reserve the right to choose an alternative index at our discretion.

If we were to substitute an alternative index at our discretion, we would provide notice 45 days before making that change. The new index would only apply to new Segments. Any outstanding Segments would mature as of the substitution date using the S&P 500 Price Return index to calculate the Index-Linked Return through that date.

With an alternative index, the Downside Protection would remain the same or greater. However, an alternative index may reduce the Growth Cap Rates we can offer. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the S&P 500 Price Return index.

If the S&P 500 Price Return index were to be discontinued or substantially changed, thereby affecting the Index-Linked Return of existing Segments, we will mature the Segments based on the most recently available closing value of the Index before it is discontinued or changed. Such maturity will be as of the date of such most recently available closing value of the Index and we will use that closing value to calculate the Index-linked Return through that date. We would apply the full Index performance to that date subject to the full Growth Cap Rate and Downside Protection. We would provide notice as soon as practicable.

In the case of any of the types of early maturities discussed above, there would be no transfer charges or EDA applied and you can allocate the Segment Maturity Value to the investment options available under your policy. Please see "Segment Maturity" earlier in this Prospectus for more information. If we continued offering new Segments, then such a change in the Index may cause lower Growth Cap Rates to be offered. However, we would still provide a minimum Growth Cap Rate of 6% and minimum Downside Protection of -25%. We also reserve the right to not offer new Segments. Please see "Right to Discontinue and Limit Amounts Allocated to the MSO" later in this Prospectus.


CHARGES

There is a current percentage charge of 1.40% of any policy account value allocated to each Segment. We reserve the right to increase or decrease the charge although it will never exceed 2.40%. Of this percentage charge, 0.75% will be deducted on the Segment Start Date from the amount being transferred from the MSO Holding Account into the Segment as an up-front charge ("Variable Index Benefit Charge"), with the remaining 0.65% annual charge (of the current


10  Description of the Market Stabilizer Option
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Segment Account Value) being deducted from the policy account on a monthly basis during the Segment Term ("Variable Index Segment Account Charge").


--------------------------------------------------------------------------------
                                   Current
                                     Non-       Guaranteed
           MSO Charges            guaranteed     Maximum
--------------------------------------------------------------------------------
 Variable Index Benefit Charge      0.75%        0.75%
Variable Index Segment Account      0.65%        1.65%
Charge
Total                               1.40%        2.40%
--------------------------------------------------------------------------------

This fee table applies specifically to the MSO and should be read in conjunction with the fee table in the appropriate variable life insurance policy prospectus.

The base variable life insurance policy's mortality and expense risk charge and current non-guaranteed Customer Loyalty Credit will also be applicable to a Segment Account Value or any amounts held in the MSO Holding Account. The mortality and expense risk charge is part of the policy monthly charges. Please see "How we deduct policy monthly charges during a Segment Term" for more information. The Customer Loyalty Credit offsets some of the monthly charges. Please refer to the appropriate variable life insurance policy prospectus for more information.

If a Segment is terminated prior to maturity by policy surrender, or reduced prior to maturity by monthly deductions (if other funds are insufficient) or by loans or a Guideline Premium Force-out as described below, we will refund a proportionate amount of the Variable Index Benefit Charge corresponding to the surrender or reduction and the time remaining until Segment Maturity. The refund will be administered as part of the Early Distribution Adjustment process as described above. This refund will increase your surrender value or remaining Segment Account Value, as appropriate. Please see Appendix I for an example and further information.


CHARGE RESERVE AMOUNT

If you elect the Market Stabilizer Option, you are required to maintain a minimum amount of policy account value in the Unloaned GIO to approximately cover the estimated monthly charges for the policy, (including, but not limited to, the MSO and any optional riders) for the Segment Term. This is the Charge Reserve Amount.

The Charge Reserve Amount will be determined on each Segment Start Date as an amount projected to be sufficient to cover all of the policy's monthly deductions during the Segment Term, assuming at the time such calculation is made that no interest or investment performance is credited to or charged against the policy account and that no policy changes or additional premium payments are made. The Charge Reserve Amount will be reduced by each subsequent monthly deduction (but not to less than zero).

When you select the MSO, as part of your initial instructions, you will be asked to specify the investment options from which we should transfer the account value to the Unloaned GIO to meet Charge Reserve Amount requirements, if necessary. If your values in the variable investment options including the MSO Holding Account and the unloaned portion of our GIO are insufficient to cover the Charge Reserve Amount, no new Segment will be established. Please see "Segment Maturity" above for more information regarding the Charge Reserve Amount and how amounts may be transferred to meet this requirement.

Please note that the Charge Reserve Amount may not be sufficient to cover actual monthly deductions during the Segment Term. Although the Charge Reserve Amount will be re-calculated on each Segment Start Date, and the amount already present in the Unloaned GIO will be supplemented through transfers from your value in the variable investment options including the MSO Holding Account, if necessary to meet this requirement, actual monthly deductions could vary up or down during the Segment Term due to various factors including but not limited to requested policy changes, additional premium payments, investment performance, loans, policy partial withdrawals from other investment options besides the MSO, and any changes we might make to current policy charges.


HOW WE DEDUCT POLICY MONTHLY CHARGES DURING A SEGMENT TERM

Under your base variable life insurance policy, monthly deductions are allocated to the variable investment options and the Unloaned GIO according to deduction allocation percentages specified by you or based on a proportionate allocation should any of the individual investment option values be insufficient.

However, if the Market Stabilizer Option is elected, on the Segment Start Date, deduction allocation percentages will be changed so that 100% of monthly deductions will be taken from the Unloaned GIO during the Segment Term. In addition, if the value in the Unloaned GIO is ever insufficient to cover monthly deductions during the Segment Term, the base policy's proportionate allocation procedure will be modified as follows:

1. The first step will be to take the remaining portion of the deduc tions proportionately from the values in the variable investment options, including any value in the MSO Holding Account but excluding any Segment Account Values.

2. If the Unloaned GIO and variable investment options, including any value in the MSO Holding Account, are insufficient to cover deductions in their entirety, the remaining amount will be allocated to the individual Segments proportionately, based on the current Segment Distribution Values.

3. Any portion of a monthly deduction allocated to an individual Segment will generate a corresponding Early Distribution Adjustment of the Segment Account Value.

In addition, your base variable life insurance policy will lapse if your net policy account value (please refer to your base variable life insurance policy prospectus for a further explanation of this term) is not enough to pay your policy's monthly charges when due (unless one of the available guarantees against termination is applicable). If you have amounts allocated to MSO Segments, the Segment Distribution Value will be used in place of the Segment Account Value in calculating the net policy account.

These modifications will apply during any period in which a Segment exists and has not yet reached its Segment Maturity Date.


                                 Description of the Market Stabilizer Option  11
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EARLY DISTRIBUTION ADJUSTMENT

Overview

Before a Segment matures, if you surrender your policy, take a loan from a Segment or if we should find it necessary to make deductions for monthly charges or other distributions from a Segment, we will apply an Early Distribution Adjustment.

The application of the EDA is based on your agreement (under the terms of the MSO) to be exposed to the risk that, at the Segment Maturity Date, the Index will have fallen by more than 25%. The EDA uses what we refer to as a Put Option Factor to estimate the market value, at the time of an early distribution, of the risk that you would suffer a loss if your Segment were continued (without taking the early distribution) until its Segment Maturity Date. By charging you with a deduction equal to that estimated value, the EDA provides a treatment for an early distribution that is designed to be consistent with the how distributions at the end of a Segment are treated when the Index has declined over the course of that Segment.

In the event of an early distribution, the EDA would usually reduce your Segment Account Value and your other policy values, even if the Index has experienced positive performance since the Segment Start Date. That is because there is always some risk that the Index would have declined by the Segment Maturity Date such that you would suffer a loss if the Segment were continued (without taking any early distribution) until that time.

We determine the EDA and the Put Option Factor by formulas that are described below under "Additional Detail."


IMPORTANT CONSIDERATIONS

When any surrender, loan, charge deduction or other distribution is made from a Segment before its Segment Maturity Date:

1. You will forfeit any positive Index performance with respect to these amounts. Instead, any of these pre-Segment Maturity Date distributions will cause an EDA to be applied that will usually result in a reduction in your values. Therefore, you should give careful consideration before taking any such early loan or surrender, or allowing the value in your other investment options to fall so low that we must make any monthly deduction from a Segment.

2.   The EDA will be applied, which means that:

     a. If the Index has fallen more than 25% since the Segment Start Date, the EDA would generally have the effect of charging you for the (i) the full amount of that loss below 25%, plus (ii) an additional amount for the risk that the Index might decline further by the Segment Maturity Date. [Please see example IV in Appendix I for further information.]

     b. If the Index has fallen since the Segment Start Date, but by less than 25%, the EDA would charge you for the risk that, by the Segment Maturity Date, the index might have declined further to a point more than 25% below what it was at the Segment Start Date. [Please see example III in Appendix I for further information.] This charge would generally be less than the amount by which the Index had fallen from the Segment Start Date through the date we apply the EDA. It also would generally be less than it would be under the circumstances in 2a. above.

     c. If the Index has risen since the Segment Start Date, the EDA would not credit you with any of such favorable investment performance. Instead, the EDA would charge you for the risk that, by the Segment Maturity Date, the index might have declined to a point more than 25% below what it was at the Segment Start Date. [Please see examples I and II in Appendix I for further information.] This charge would generally be less than it would be under the circumstances in 2a. and 2b. above.

In addition to the consequences discussed in 2. above, the EDA also has the effect of pro rating the Variable Index Benefit Charge. As discussed further below, this means that you in effect would receive a proportionate refund of this charge for the portion of the Segment Term that follows the early surrender, loan, policy distribution, or charge deduction that caused us to apply the EDA. In limited circumstances, this refund may cause the total EDA to be positive.

For the reasons discussed above, the Early Distribution Adjustment to the Segment Account Value will usually reduce the amount you would receive when you surrender your policy prior to a Segment Maturity Date. For loans and charge deductions, the Early Distribution Adjustment would usually further reduce the account value remaining in the Segment Account Value and therefore decrease the Segment Maturity Value.

Additional Detail

For purposes of determining the Segment Distribution Value prior to a Segment Maturity Date, the EDA is:

(a)  the Put Option Factor multiplied by the Segment Account Value

     -minus-

(b) a pro-rata portion of the 0.75% Variable Index Benefit Charge attributable to the Segment Account Value. (Please see "Charges" earlier in this Prospectus for an explanation of this charge.)

The Put Option Factor multiplied by the Segment Account Value represents, at any time during the Segment Term, the estimated market value of your potential exposure to negative S&P 500 Price Return index performance that is worse than -25%. The Put Option Factor, on any date, represents the estimated value on that date of a put option on the Index having a notional value equal to $1 and strike price at Segment Maturity equal to $0.75 ($1 plus the Downside Protection which is currently -25%). The strike price of the option ($0.75) is the difference between a 100% loss in the S&P 500 Price Return index at Segment Maturity and the 25% loss at Segment Maturity that would be absorbed by the Downside Protection feature of the MSO (please see "Growth Cap Rate" earlier in this Prospectus for an explanation of the Downside Protection.)

The Company will utilize a fair market value methodology to determine the Put Option Factor.


12  Description of the Market Stabilizer Option
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For this purpose, we are a Black Scholes Model, with inputs that are consistent with current market prices.

The inputs to the Black Scholes Model include:

(1) Implied Volatility -- Every day we will survey three large banks and use the average implied volatility quoted by them as an input to the Black Scholes Model. Implied Volatility is a standard measure used to derive option prices under that model.

(2) LIBOR Rate -- Key duration LIBOR rates will be retrieved from a recognized financial reporting vendor. We will use linear interpolation to derive the exact remaining duration rate needed as the input.

(3) Index Dividend Yield -- On a daily basis we will get the projected annual dividend yield across the entire Index. This value is a widely used assumption and is readily available from recognized financial reporting vendors.

In general, the Put Option Factor has an inverse relationship with the S&P 500 Price Return index. In addition to the factors discussed above, the Put Option Factor is also influenced by time to Segment Maturity. We determine Put Option Factors at the end of each business day. Generally, a business day is any day the New York Stock Exchange is open for trading. The Put Option Factor that applies to a transaction or valuation made on a business day will be the Factor for that day. The Put Option Factor that applies to a transaction or valuation made on a non-business day will be the Factor for the next business day.

For purposes of determining the adjustment to the Segment Account Value when any portion of a loan, policy distribution or monthly deduction is allocated to a Segment, the Early Distribution Adjustment will be determined as follows:
First, the Segment Distribution Value will be reduced by the amount of the loan, distribution or monthly deduction. Then, the EDA will be equal to the difference between the corresponding reduction in the Segment Account Value and the amount of the loan, distribution or monthly deduction. Appendix I at the end of this Prospectus provides examples of how the Early Distribution Adjustment is calculated.


TRANSFERS

There is no charge to transfer into and out of the MSO Holding Account and you can make a transfer at any time to or from the investment options available under your policy subject to any transfer restrictions within your policy. Any restrictions applicable to transfers between the MSO Holding Account and such investment options would be the same transfer restrictions applicable to transfers between the investment options available under your policy. However, once policy account value has been swept from the MSO Holding Account into a Segment, transfers into or out of that Segment before its Segment Maturity Date will not be permitted. Please note that while a Segment is in effect, before the Segment Maturity Date, the amount available for transfers from the Unloaned GIO will be limited to avoid reducing the Unloaned GIO below the remaining Charge Reserve Amount.

Thus the amount available for transfers from the Unloaned GIO will not be greater than any excess of the Unloaned GIO over the remaining Charge Reserve Amount.

WITHDRAWALS

Once policy account value has been swept from the MSO Holding Account into a Segment, you will not be allowed to withdraw the account value out of a Segment before the Segment Maturity Date unless you surrender your policy. You may also take a loan; please see "Loans" later in this Prospectus for more information. Any account value taken out of a Segment before the Segment Maturity Date will generate an Early Distribution Adjustment. Please note that while a Segment is in effect, before the Segment Maturity Date, the amount available for withdrawals from the Unloaned GIO will be limited to avoid reducing the Unloaned GIO below the Charge Reserve Amount. Thus, if there is any policy account value in a Segment, the amount which would otherwise be available to you for a partial withdrawal of net cash surrender value will be reduced, by the amount (if any) by which the sum of your Segment Distribution Values and the Charge Reserve Amount exceeds the policy surrender charge.

If the policy owner does not indicate or if we cannot allocate the withdrawal as requested due to insufficient funds, we will allocate the withdrawal proportionately from your values in the Unloaned GIO (excluding the Charge Reserve Amount) and your values in the variable investment options including the MSO Holding Account.


CASH SURRENDER VALUE, NET CASH SURRENDER VALUE AND LOAN VALUE

If you have amounts allocated to MSO Segments, the Segment Distribution Values will be used in place of the Segment Account Values in calculating the amount of any cash surrender value, net cash surrender value and maximum amount available for loans (please refer to your base variable life insurance policy prospectus for a further explanation of these latter terms). This means an EDA would apply to those amounts. Please see Appendix I for more information.


GUIDELINE PREMIUM FORCE-OUTS

For policies that use the Guideline Premium Test, a new Segment will not be established or created if we determine, when we process your election, that a distribution from the policy will be required to maintain its qualification as life insurance under federal tax law at any time during the Segment Term.

However, during a Segment Term if a distribution becomes necessary under the force-out rules of Section 7702 of the Internal Revenue Code, it will be deducted proportionately from the values in the Unloaned GIO (excluding the Charge Reserve Amount) and in any variable investment option, including any value in the MSO Holding Account but excluding any Segment Account Values.

If the Unloaned GIO (excluding the Charge Reserve Amount) and variable investment options, including any value in the MSO Holding Account, are insufficient to cover the force-out in its entirety, any remaining amount required to be forced out will be taken from the individual Segments proportionately, based on the current Segment Distribution Values.

Any portion of a force-out distribution taken from an individual Segment will generate a corresponding Early Distribution Adjustment of the Segment Account Value.


                                 Description of the Market Stabilizer Option  13
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If the Unloaned GIO (excluding the remaining Charge Reserve Amount), together with the variable investment options including any value in the MSO Holding Account, and the Segment Distribution Values, is still insufficient to cover the force-out in its entirety, the remaining amount of the force-out will be allocated to the Unloaned GIO and reduce or eliminate any remaining Charge Reserve Amount under the Unloaned GIO.


LOANS

Please refer to the appropriate variable life insurance policy prospectus for information regarding policy loan provisions.

You may specify how your loan is to be allocated among the MSO, the variable investment options and the Unloaned GIO. Any portion of a requested loan allocated to the MSO will be redeemed from the individual Segments and the MSO Holding Account proportionately, based on the value of the MSO Holding Account and the current Segment Distribution Values of each Segment. Any portion allocated to an individual Segment will generate a corresponding Early Distribution Adjustment of the Segment Account Value and be subject to a higher guaranteed maximum loan spread (2% for policies with a contract state of New York and Oregon and 5% for other policies).

If you do not indicate or if we cannot allocate the loan from your values in the MSO Holding Account and Segment(s), the Unloaned GIO (excluding the Charge Reserve Amount) and your values in the variable investment options, we will allocate the loan proportionately from your values in the Unloaned GIO (excluding the Charge Reserve Amount) and your values in the variable investment options including the MSO Holding Account.

If the Unloaned GIO (excluding the remaining amount of the Charge Reserve Amount), together with the variable investment options including any value in the MSO Holding Account, are insufficient to cover the loan in its entirety, the remaining amount of the loan will be allocated to the individual Segments proportionately, based on current Segment Distribution Values.

Any portion of a loan allocated to an individual Segment will generate a corresponding Early Distribution Adjustment of the Segment Account Value and be subject to a higher guaranteed maximum loan spread.

If the Unloaned GIO (excluding the remaining amount of the Charge Reserve Amount), together with the variable investment options including any value in the MSO Holding Account and the Segment Distribution Values, are still insufficient to cover the loan in its entirety, the remaining amount of the loan will be allocated to the Unloaned GIO and will reduce or eliminate the remaining Charge Reserve Amount.

Loan interest is due on each policy anniversary. If the interest is not paid when due, it will be added to your outstanding loan and allocated on the same basis as monthly deductions. See "How we deduct policy monthly charges during a Segment Term."

Whether or not any Segment is in effect and has not yet reached its Segment Maturity Date, loan repayments will first reduce any loaned amounts that are subject to the higher maximum loan interest spread. Loan repayments will first be used to restore any amounts that, before being designated as loan collateral, had been in the Unloaned GIO. Any portion of an additional loan repayment allocated to the MSO at the policy owner's direction (or according to premium allocation percentages) will be transferred to the MSO Holding Account to await the next available Segment Start Date and will be subject to the same conditions described earlier in this Prospectus.


PAID UP DEATH BENEFIT GUARANTEE

Please note that the MSO is not available while the Paid Up Death Benefit Guarantee is in effect. Please see the appropriate variable life insurance policy prospectus for more information.


REQUESTED FACE AMOUNT INCREASES

Please refer to the appropriate variable life insurance policy prospectus for conditions that will apply for a requested face amount increase.

If you wish to make a face amount increase during a Segment Term, the MSO requires that a minimum amount of policy account value be available to be transferred into the Unloaned GIO (if not already present in the Unloaned GIO), and that the balance after deduction of monthly charges remain there during the longest remaining Segment Term subject to any loans as described above. This minimum amount will be any amount necessary to supplement the existing Charge Reserve Amount so as to be projected to be sufficient to cover all monthly deductions during the longest remaining Segment Term. Such amount will be determined assuming at the time such calculation is made that no interest or investment performance is credited to or charged against the policy account value, and that no further policy changes or additional premium payments are made.

Any necessary transfers to supplement the amount already present in the Unloaned GIO in order to meet this minimum requirement will take effect on the effective date of the face amount increase. There will be no charge for this transfer. Any transfer from the variable investment options including the MSO Holding Account will be made in accordance with your directions. Your transfer instructions will be requested as part of the process for requesting the face amount increase. If the requested allocation is not possible due to insufficient funds, the required amount will be transferred proportionately from the variable investment options, as well as the MSO Holding Account. If such transfers are not possible due to insufficient funds, your requested face amount increase will be declined.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

Please refer to the appropriate variable insurance policy prospectus for more information regarding your right to cancel your policy within a certain number of days. However, the policy prospectus provisions that address when amounts will be allocated to the investment options do not apply to amounts allocated to the MSO.

In those states that require us to return your premium without adjustment for investment performance within a certain number of days, we will initially put all amounts which you have allocated to the MSO into our EQ/Money Market investment option. In this case, on the first business day following the later of the twentieth day after your policy is issued or the Investment Start Date (30th day in most states if your


14  Description of the Market Stabilizer Option
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policy is issued as the result of a replacement, 60th day in NY), we will re-allocate those amounts to the MSO Holding Account where they will remain until the next available Segment Start Date, at which time such amounts will be transferred to a new Segment of the MSO subject to meeting the conditions described in this Prospectus.

In all other states, any amounts allocated to the MSO will first be allocated to the MSO Holding Account where they will remain for 20 days (unless the policy is issued as the result of a replacement, in which case amounts in the MSO Holding Account will remain there for 30 days (45 days in PA)). Thereafter, such amounts will be transferred to a new Segment of the MSO on the next available Segment Start Date, subject to meeting the conditions described in this Prospectus.


RIGHT TO DISCONTINUE AND LIMIT AMOUNTS ALLOCATED TO THE MSO

We reserve the right to restrict or terminate future allocations to the MSO at any time. If this right were ever to be exercised by us, all Segments outstanding as of the effective date of the restriction would be guaranteed to continue uninterrupted until the Segment Maturity Date. As each such Segment matured, the balance would be reallocated to the Unloaned GIO and/or variable investment options per your instructions, or to the EQ/Money Market investment option if no instructions are received. We may also temporarily suspend offering Segments at any time and for any reason including emergency conditions as determined by the Securities and Exchange Commission. We also reserve the right to establish a maximum amount for any single policy that can be allocated to the MSO.


ABOUT SEPARATE ACCOUNT NO. 67

Amounts allocated to the MSO are held in a "non-unitized" separate account we have established under the New York Insurance Law. We own the assets of the separate account, as well as any favorable investment performance on those assets. You do not participate in the performance of the assets held in this separate account. We may, subject to state law that applies, transfer all assets allocated to the separate account to our general account. We guarantee all benefits relating to your value in the MSO, regardless of whether assets supporting the MSO are held in a separate account or our general account.

Our current plans are to invest separate account assets in fixed-income obligations, including corporate bonds, mortgage-backed and asset-backed securities, and government and agency issues. Futures, options and interest rate swaps may be used for hedging purposes.

Although the above generally describes our plans for investing the assets supporting our obligations under MSO, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws.


                                 Description of the Market Stabilizer Option  15
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5. Distribution of the policies

--------------------------------------------------------------------------------

The MSO is only available only under certain variable life insurance policies issued by AXA Equitable. Extensive information about the arrangements for distributing the variable life insurance policies, including sales compensation, is included under "Plan of Distribution" in the appropriate variable life insurance policy prospectus and under "Distribution of the Policies" in the statement of additional information that relates to that prospectus. All of that information applies regardless of whether you choose to use the MSO, and there is no additional plan of distribution or sales compensation with respect to the MSO. There is also no change to the information regarding the fact that the principal underwriter(s) is an affiliate or an indirect wholly owned subsidiary of AXA Equitable.


16  Distribution of the policies
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6. Incorporation of certain documents by reference

--------------------------------------------------------------------------------

AXA Equitable's Annual Report on Form 10-K for the period ended December
         (the "Annual Report") and for the periods ended March         , June
         and September          and are considered to be part of this
Prospectus because they are incorporated by reference.

AXA Equitable files reports and other information with the SEC, as required by law. You may read and copy this information at the SEC's public reference facilities at Room 1580, 100 F Street, NE, Washington, DC 20549, or by accessing the SEC's website at www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at
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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of AXA Equitable at December 31, 2008 and
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incorporated by reference herein in reliance on the reports of
__________________________, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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                             Incorporation of certain documents by reference  17
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Appendix I: Early Distribution Adjustment examples

--------------------------------------------------------------------------------

              Hypothetical Early Distribution Adjustment Examples
A. Examples of Early Distribution Adjustment to determine Segment Distribution
                       Value

Explanation of formulas and derivation of Put Option Factors is provided in notes 1-3 below.


------------------------------------------------------------------------------------------------------------------------------------
Division of MSO into
      Segments                                 Segment 1:                                  Segment 2:                 Total
------------------------------------------------------------------------------------------------------------------------------------
Segment Start Date              3rd Friday of January, Calendar Year Y       3rd Friday of July, Calendar Year Y
------------------------------------------------------------------------------------------------------------------------------------
Segment Maturity Date           3rd Friday of January, Calendar Year Y+1     3rd Friday of July, Calendar Year Y+1
------------------------------------------------------------------------------------------------------------------------------------
Segment Term                    1 year                                       1 year
------------------------------------------------------------------------------------------------------------------------------------
Valuation Date                  3rd Friday of October, Calendar Year Y       3rd Friday of October, Calendar Year Y
------------------------------------------------------------------------------------------------------------------------------------
Initial Segment Account         1,000                                        1,000                                       2,000
------------------------------------------------------------------------------------------------------------------------------------
Variable Index Benefit Charge   0.75%                                        0.75%
------------------------------------------------------------------------------------------------------------------------------------
Remaining Segment Term          3 months / 12 months = 3/12 = 0.25           9 months / 12 months = 9/12 = 0.75
------------------------------------------------------------------------------------------------------------------------------------

Example I - The Index is up 40% at the time of the Early Distribution
Adjustment


--------------------------------------------------------------------------------------
Change in Index Value                                      40%
--------------------------------------------------------------------------------------
Put Option Factor                    0.000000
--------------------------------------------------------------------------------------
Early Distribution Adjustment   1000 * (.000000 - 0.25 * (0.0075 / (1 - 0.0075)))
                                = -1.89
--------------------------------------------------------------------------------------
Segment Distribution Value      1000 - (-1.89) = 1001.89
--------------------------------------------------------------------------------------
EDA/Segment Account Value       -1.89/1000 = -0.19%
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
Change in Index Value                                      40%                          Total
--------------------------------------------------------------------------------------------------
Put Option Factor                    0.000140
--------------------------------------------------------------------------------------------------
Early Distribution Adjustment   1000 * (0.00014 - 0.75 * (0.0075 / (1 - 0.0075)))       -7.42
                                = -5.53
--------------------------------------------------------------------------------------------------
Segment Distribution Value      1000 - (-5.53) = 1005.53                             2,007.42
--------------------------------------------------------------------------------------------------
EDA/Segment Account Value       -5.53/1000 = -0.55%
--------------------------------------------------------------------------------------------------

Example II - The Index is up 10% at the time of the Early Distribution
Adjustment


------------------------------------------------------------------------------------------
Change in Index Value                                      10%
------------------------------------------------------------------------------------------
Put Option Factor                    0.000037
------------------------------------------------------------------------------------------
Early Distribution Adjustment   1000 * (0.000037 - 0.25 * (0.0075 / (1 - 0.0075)))
                                = -1.85
------------------------------------------------------------------------------------------
Segment Distribution Value      1000 - (-1.85) = 1001.85
------------------------------------------------------------------------------------------
EDA/Segment Account Value       -1.85/1000 = -0.19%
------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------
Change in Index Value                                      10%                           Total
-----------------------------------------------------------------------------------------------
Put Option Factor                    0.003229
-----------------------------------------------------------------------------------------------
Early Distribution Adjustment   1000 * (0.003229 - 0.75 * (0.0075 / (1 - 0.0075)))       -4.29
                                = -2.44
-----------------------------------------------------------------------------------------------
Segment Distribution Value      1000 - (-2.44) = 1002.44                              2,004.29
-----------------------------------------------------------------------------------------------
EDA/Segment Account Value       -2.44/1000 = -0.24%
-----------------------------------------------------------------------------------------------

Example III - The Index is down 10% at the time of the Early Distribution Adjustment


------------------------------------------------------------------------------------------

Change in Index Value                                     -10%
------------------------------------------------------------------------------------------
Put Option Factor                    0.003425
------------------------------------------------------------------------------------------
Early Distribution Adjustment   1000 * (0.003425 - 0.25 * (0.0075 / (1 - 0.0075)))
                                = 1.54
------------------------------------------------------------------------------------------
Segment Distribution Value      1000 - 1.54 = 998.46
------------------------------------------------------------------------------------------
EDA/Segment Account Value       1.54/1000 = 0.15%
------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------
Change in Index Value                                     -10%                           Total
------------------------------------------------------------------------------------------------
Put Option Factor                    0.020673
------------------------------------------------------------------------------------------------
Early Distribution Adjustment   1000 * (0.020673 - 0.75 * (0.0075 / (1 - 0.0075)))      16.55
                                = 15.01
------------------------------------------------------------------------------------------------
Segment Distribution Value      1000 - 15.01 = 984.99                                1,983.45
------------------------------------------------------------------------------------------------
EDA/Segment Account Value       15.01/1000 = 1.50%
------------------------------------------------------------------------------------------------

A-1 Appendix I: Early Distribution Adjustment examples
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Example IV - The Index is down 40% at the time of the Early Distribution
Adjustment


------------------------------------------------------------------------------------------
Change in Index Value                                     -40%
------------------------------------------------------------------------------------------
Put Option Factor                    0.152132
------------------------------------------------------------------------------------------
Early Distribution Adjustment   1000 * (0.152132 - 0.25 * (0.0075 / (1 - 0.0075)))
                                = 150.24
------------------------------------------------------------------------------------------
Segment Distribution Value      1000 - 150.24 = 849.76
------------------------------------------------------------------------------------------
EDA/Segment Account Value       150.24/1000 = 15.02%
------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------
Change in Index Value                                     -40%                          Total
-----------------------------------------------------------------------------------------------
Put Option Factor                    0.163397
-----------------------------------------------------------------------------------------------
Early Distribution Adjustment   1000 * (0.163397 - 0.75 * (0.0075 / (1 - 0.0075)))     307.97
                                = 157.73
-----------------------------------------------------------------------------------------------
Segment Distribution Value      1000 - 157.73 = 842.27                               1,692.03
-----------------------------------------------------------------------------------------------
EDA/Segment Account Value       157.73/1000 = 15.77%
-----------------------------------------------------------------------------------------------

(1) Early Distribution Adjustment = (Segment Account Value) x [ (Put Option Factor) - (Number of days between Valuation Date and Maturity Date) /( Number of days between Start Date and Maturity Date) x ( 0.0075 / (1 - 0.0075) )]

(2) Segment Distribution Value = (Segment Account Value) - (Early Distribution Adjustment)

(3) Derivation of Put Option Factors: In practice, the Put Option Factor will be calculated based on a Black Scholes model, with input values which are consistent with current market prices. We will utilize implied volatility quotes - the standard measure used by the market to quote option prices - as an input to a Black Scholes model in order to derive the estimated market prices. The input values to the Black Scholes model that have been utilized to generate the hypothetical examples above are as follows: (1) Implied volatility - 25%; (2) Libor rate corresponding to remainder of segment term - 1.09% annually; (3) Index dividend yield - 2% annually

B. Example of an Early Distribution Adjustment corresponding to a loan allocated to Segments, for the Segment Distribution Values and Segment Account Values listed above for a change in Index Value of -40%.

Loan Amount: 750
Date: 3rd Friday of October, Calendar Year Y

Explanation of formulas is provided in notes (a) - (c) below.

The Index is down 40% at the time of the Early Distribution Adjustment


------------------------------------------------------------------------------------------------------------------
Change in Index Value                            -40%                              -40%                Total
------------------------------------------------------------------------------------------------------------------
Loan Allocation                  750 x 849.76/1,692.03 = 376.66    750 x 842.27/1,692.03 = 373.34      750
------------------------------------------------------------------------------------------------------------------
Segment Distribution Value          849.76 - 376.66 = 473.10          842.27 - 373.34 = 468.93       942.03
after Loan
------------------------------------------------------------------------------------------------------------------
Segment Account Value after       473.10/(1 - 0.1502) = 556.72      468.93/(1 - 0.1577) = 556.73    1113.45
Loan
------------------------------------------------------------------------------------------------------------------
Early Distribution Adjustment   1,000 - 556.72 - 376.66 = 66.62   1,000 - 556.73 - 373.34 = 69.93    136.55
------------------------------------------------------------------------------------------------------------------

(a)  Loan Allocation: On pro-rata basis based on Segment Distribution Values.

(b) Segment Distribution Value after Loan = (Segment Distribution Value) - (Loan Allocation)

(c) Early Distribution Adjustment = (Segment Account Value before Loan) - (Segment Account Value after Loan) - (Loan Allocation)

                          Appendix I: Early Distribution Adjustment examples A-2